Mail Stop 3561

March 26, 2009

Thomas J. May
Chairman, President, Chief Executive Officer
NSTAR
800 Boylston Street
Boston, MA 02199

> **Re:** **NSTAR**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 9, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 13, 2009**
> **File No. 001-14768**

Dear Mr. May:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

Nstar Policy on Related Person Transactions, page 8

1. You indicate that you review and approve transactions with your trustees, senior executive officers, the immediate family member of each and holders of five percent or more of your outstanding shares. Please revise this discussion to

disclose how you determine whether a related person is interested in a transaction. Please also disclose whether your policy covers all named executive officers as opposed to senior executive officers. Finally, we note that on page four you disclose that you had transactions with two of your trustees. In this regard, please provide the disclosures required by Item 404(a) of Regulation S-K concerning these transactions and any other related person transactions in excess of $120,000.00.

Annual Incentive Compensation, page 13

2. We note that you list financial and operational performance goals established at the beginning of 2008. Please confirm to us that these are all of the quantitative goals that were set at the beginning of 2008 to earn cash incentive pay. If not please disclose all of your quantitative goals. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Item 402(b) of Regulation S-K.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott M. Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director